Filed by Pagaya Technologies Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.
(SEC File No.: 001-40113)
Date: February 25, 2022

Credit Suisse 23rd Annual Financial Services Forum

February 17, 2022
Fireside Chat

Participants:
Gal Krubiner, Founder & CEO, Pagaya
Moshe Orenbuch, Managing Director, Credit Suisse

Moshe Orenbuch:

So, good morning everybody, we’re very pleased to have Pagaya with us today. Pagaya is a company that runs a proprietary, AI powered network that enables solutions to banks, Fintechs, merchants, lenders and other businesses to deliver better financial outcomes, essentially through an AI underwriting process. And that’s across several markets; unsecured consumer, auto, credit card, point of sale and certain retail markets with other markets in the works. We’re very pleased to have Gal Krubiner, who is the co-founder and CEO. Gal, had been involved in, I would say structured credit products for a good portion of his career at firms like UBS and others and we’re very, very pleased to have him with us today to talk about Pagaya. So, Gal, could you please just tell us a little bit about what Pagaya does and what is Pagaya?

Gal Krubiner:

Sure, first of all thank you so much for having me, I’m excited to be here and to share a little bit about the Pagaya story. In short, Pagaya was founded in 2016, originally from Israel and in 2018 opened its New York headquarters. In short, we are a B2B2C network that is allowing different banks and other partners to extend credit to more borrowers. We do that while utilizing very strong AI capabilities on the one hand side and some capital capabilities that we have in our network.

Moshe Orenbuch:

Okay, can you talk a little bit about the team that you’ve built and how they deliver that to your partners?

Gal Krubiner:

Sure, so I think from a company perspective, we’re now nearly 1,000 employees across two sites in between Tel Aviv and New York. Tel Aviv, as one would expect, is the more tech-oriented headquarters, focusing on data science, AI, an engineer-based organization. And the US is the organization that is focusing on the business and delivering that connectivity to the different lenders and to the banks. I think what is maybe the best place to start and understanding Pagaya, is to share a little bit about the ecosystem and how the different players are interacting with it. People tend to mix Pagaya with, I would say, a typical AI based lender, which is not the case and I will walk through the ecosystem as such. The offer we are actually providing to banks, while it’s also the ability to increase the availability of credit, is actually to help them monetize their flow.

If a borrower comes to a lender or to a bank, there is a very high likelihood that he is not going to get an offer at the end or an offer that the bank doesn’t feel comfortable with. In that particular situation, while being connected to the Pagaya network, the bank is securely transferring that information of the borrower to us. We are running that through our analysis and the AI models and we are providing to the bank, the offer to provide to the borrower, in order to facilitate the transaction that he was looking to get. If he came at a $10,000 looking for a personal loan and the bank decided that it can’t properly assess the credit, that application is moved into Pagaya. Pagaya will come back and will say, “Okay, that borrower is good for a 16% loan for a 36 months payment,” and so on and so forth.

The bank is taking that offer and showing to the customer. The customer is receiving that offer, let’s assume, and then we have created a product that is allowing the banks to be able to offer more credit to these customers. Now, the question is coming where the money comes from, how you found the $10,000. In order to make sure it will only be a positive for the banks and for the lenders, the money is actually coming from a very strong institutional investor network that Pagaya has on its back end.

None of that loan, none of that funding is actually sitting on our balance sheet and it’s being funded by very strong institutional investors that we have behind us. We have created a product that just doesn’t make sense not to work with, because if we’re talking about banks that have 60% or 70% actual loans or applications that they’re not converting and you help them only to convert 10% more, the impact on the revenues for that bank could be tremendous. While at the same time, you can have a very strong consumer facing brand because now the bank says yes to more customers, and that is the core product of what we offer and that’s the way we partner. And I think we’re going to speak about our recent announcements, and we’ll try to tailor that to that conversation.

Moshe Orenbuch:

Sure, let’s actually do that right now. So, you’ve made announcements recently kind of with partnerships with both Ally, SoFi and also Visa. Can you talk about each of those and how that has helped Pagaya go to market in each of those cases?

Gal Krubiner:

Yeah, so I think the very natural next step is to speak about examples, so let’s take for example, Ally. Ally just started to have a credit card as an offering. They purchased a different FinTech in order to be able to cross-sell their card business or the credit card to customers that already have engagement with Ally. Pagaya is actually connected to Ally from the back end of that and offering additional credit cards to Ally customers through our AI network. So we have established the API connectivity with Ally in order to be able to offer their credit card to many more borrowers.

So, while we’re speaking here today, Pagaya, through the investor network, is providing access of credit to many borrowers under the Ally brand and being actually able to help Ally extend that credit card to many more customers, which are their own customers. Now in SoFi, it was the same. SoFi is very well known for their student loan business.

Moshe Orenbuch:

Right.

Gal Krubiner:

As part of their need, they were looking to extend their credit box to more borrowers on a personal loan. And instead of building a lot of capabilities for a very long time, they just connected to Pagaya and within a few months, you can see the volumes ramping up on the ability to offer personal loans to different type of borrowers, that back in the day they didn’t have the data, and they didn’t have the ability to assess the risk.

So, the point I’m trying to make is that the markets could be very different, but the product is the same. It’s how we are allowing more applications to be able to receive the credit they are looking for.

On the Visa side, Visa recognized that as a driver to increase merchant’s purchases and issuing of more cards under the co-brand business, so we actually signed a very strategic relationship with Visa that when they’re having their RFPs with different merchants and the banks on the Co-brand side, they’re going to offer them Pagaya as part of that package to be able to increase their PV, to be able to increase their origination in these parts. So, Visa I would say is more a strategic business development type of a partnership, while Ally and SoFi are partners that came into our network and should expect to see loan growth on both of them from that perspective.

Moshe Orenbuch:

Can you talk a little bit about which markets you’ve attacked first and how that’s developed over time? And then we’ll talk about what’s coming in the future.

Gal Krubiner:

From a market perspective, it was very natural to start from the personal loan. For the one who doesn’t know, personal loan a market that is very much controlled by the FinTechs. There is something like 30% or 40% of origination of personal loans that is actually happening in the US, mainly through the FinTech and less by the banks. And as one can imagine, the tech receptiveness of these players is much higher mainly because the systems were built later in the stage and much more sophisticated and the need for growth is much more aggressive. So when we offered our first product, we managed to work almost with all the FinTech platforms that are offering loans today. Almost all of them are partners of ours, and we are working with them day-to-day to increase their ability to provide many more loans.

And as one would imagine, the discussion of the growth that it’s created for us because we’re working with almost all of them has been very meaningful in the last few years. The second market we went after was auto loans, specifically in the areas of subprime. Auto loans, again, we took the approach of connecting to different lenders in order to be able to offer that type of credit in the indirect business. In the same way, applications are coming through the dealerships to the lenders. Lenders, we are connected to them in an API and allowing them to increase their ability to convert. And for the lenders, it’s very interesting on the auto loan side because now they can go to more dealerships and to fulfill more of their requests, right? Dealership is looking for higher approval from the lender to be able to provide more credit. That took us something like 18 months from the first research that we’re talking about and up until having signed the first partners.

And we’re expecting auto loans to be a very major driver of growth in this year and as we move to 2023. And the third market, which we are now in the weeds of actually creating and you saw the first major partner to on board on that, which was the Ally credit card, is the credit card market, which has a TAM between 6 and 8 times the personal loan business. And you see both banks that are looking to deepen their credit and to be able to offer more products or more cards to their consumers. And you see another phenomenon, which are the FinTechs of the world and the Neobanks looking to cards to be a revenue generator. We are getting a lot of Neobanks phone calls of, “Hey, can you help us put a card system and a card credit in place?”

And one of the biggest holes is the understanding of credit and to take hundreds of millions of dollars, if not billions of exposure for credit for that type of organizations is something that they’re not used to and they’re looking for partnerships on that side.

Moshe Orenbuch:

You mentioned that you had very strong adoption with FinTechs in the personal loan market. Banks have historically been a little more hesitant to partner. What does it take to get banks more interested, obviously Ally is a bank and SoFi now owns a bank. So, there are bank partners, but is it their infrastructure, their technology is harder to integrate? What is it? Or is it a regulatory thing? What is it that makes them less interested generally and do you see that changing over time?

Gal Krubiner:

Yeah, so I think the answer is divided to two, right? So the first piece is there is a bit of skepticism, right? When someone ran a bank for 30 years and did many things in the way he did in the past and it worked quite well let’s be honest. The receptiveness for hearing about new stuff takes a little bit longer. Now, I think specifically the pandemic was an eye-opening for leaders across the world and specifically to CEOs of banks to understand that the only way to deal with the new world is becoming through technology. I’m not sure how many zoom meetings bank CEO had two years ago, and now I would imagine that that’s the preferred way of working, especially for efficiency purposes. So what you see is that the receptiveness of that is becoming more and more, so the skepticism goes down.

The second piece is... And that’s generally speaking for banks and I do think that banks are going to be one of the biggest earners from technology not just to be afraid from technology and they’re starting to realize that. And you see that in Goldman Sachs that back in the days, it would not go and operate a thousand branches but now when they can do a consumer business, which is very much technology driven, they’re up for it so it creates a lot of opportunities.

And If you think about that, I think this is one of the biggest secular shifts that are going to happen, and banks are going to drive a lot of tech innovation in the next five years. The way to think about it is banks have three ways to operate with the technology or FinTech, buy, build or partner. Without going too much into details, to build is not that simple, you need to have a very focused organization effort across the way and even to buy is not that easy, especially the integration after that. And shall we not speak about how the capital markets viewing it and dilution of the book and so on and so forth.

Partner is becoming the preferred way. Now, in order to trigger that partnership nerve to be a very core driver for the willingness of a bank to do that, you need to be able to do drive revenue generation and provide a positive impact from day one. So everything that is becoming, “Let’s invest wheels and then let’s see how it goes,” tough. When you say you connect to that and a day after you get 20% more revenues from the borrowers that you didn’t approve, its just becoming a no brainer. The CFOs are the people that are pushing that, the CEOs obviously and the businesses when they have friction with dealerships, et cetera, pushing for that. And when you take the Chief Risk Officer out of the picture because you are coming with your own capital, you are almost creating a product that is hard to say no to.

Moshe Orenbuch:

Okay, you mentioned, personal loan, auto and credit card, as you think over the next several years, what other markets are you hoping to target?

Gal Krubiner:

When we’re looking about the next plans of Pagaya, I think there are two main verticals. One is the product vertical and one is the market vertical.

On the product vertical, Pagaya by its definition is a research-based organization. We have more researchers and data scientists rather than engineers. Most tech companies are the other way around. We are looking to provide value and to partner specifically with banks in every place where predictive models could make a difference. And we started from the credit place and the underwriting but it can be the same for the marketing efforts. And then later it can be the same for the servicing effort and for prepayment protection effort. There are many parts in the bank that have a lot of data. The data is available, and there is a willingness already to start sharing it. And what you need is a very strong engine to be able to take all of that and to move it into a better outcome.

So, I think 2023 is going to be the product expansion for Pagaya, and especially when we are having clients like Ally et cetera, you can imagine that they’re starting to come to us and saying, “What about this and what about that?” And the other part is additional markets as you said, additional markets could go even above and beyond FinTech. There are many places such as healthcare and other areas where there is a lot of data but not a lot of decisions that are being made by computers. So, taking that approach and thinking about how the treatments that we as human beings are getting by medicine or by doctors and how to digitalize it and to move it to an AI based decision is something that not many people have done yet. If I would sit here in the conference 10 years ago and I would say that credit application is going to be automated with an AI people would say, “That’s never going to happen. The credit officer will do the same.”

So, I think like definitely the healthcare, definitely other places are becoming a very interesting place to take the tech capabilities to the next level.

Moshe Orenbuch:

Can you talk a little more about the AI data infrastructure that you’ve built and kind of flesh that out for people?

Gal Krubiner:

Sure, so from an AI perspective, the very strong power of Pagaya is the vantage point. We are sitting in a place where we see the flow from the different partners, the pricing and the interactions. So, for example, if there is a fraud event that is happening online, a lender is having a fraud and he is asking himself, “Wait, is this spike a natural spike because something happened or this is a fraud?” When you’re sitting in the bank and you are working with many of them and you see five of them happening at the same time, it’s very easy to say, “Okay, this is a fraud.” The core heart of the unique capabilities of Pagaya are coming from data and the aggregation and the amount of data that we are collecting, working with a very vast majority of lenders in the US.

And the other piece is the vantage point as I shared. The ability to connect the dots and to come in to say, “This is actually something that is happening and is a driver across the ecosystem or is it just a phenomenon that is happening to that?” And we are helping many lenders and coming and saying, “Hey, you have a bias here, you have a bias there,” in a very collaborative way. The third piece and that’s the last one, is the human capital. The human capital of very strong researchers that are coming from the top places, both in Israel and in the US, and have a lifetime experience of utilizing very big data machine learning type of algorithms into real life production. It’s only 10 years, even less. The theory exists for 50 years, the actual application of that actually exists below 10 years. So, to be able to attract that talent, that knows how to connect between theory and practice is definitely one of the important parts of the AI infrastructure that we have built.

Moshe Orenbuch:

And you talked about it a little bit... You mentioned that it took less time to scale in auto, than in personal loans. Talk about how that’s going to manifest in these other markets that you’re entering. Will that time continue to shorten? What are the dynamics there?

Gal Krubiner:

Sure, so let’s take card as an example. So card, it’s very much like personal loan, besides two factors, right? Line management, which is a very different type of creature that needs to be modeled and assessed. And the other piece, it’s the overall balance. So you can have an outstanding loan rather than a paydown loan. When you’re asking the question of how you modeled it, how you’ve done AB testing, how you take historical credit bureau and you make assessment of it. There is a lot of fundamental research that has been done in the past that was very crucial in personal loan that became part of the program that now has already been done. So for example, many biases in the credit bureau reporting. How you report, for the one of us who didn’t report and I didn’t too, it’s like 300 pages of how to report to the credit bureau. So learning what are the biases is a work that you are doing one time for the full credit and then you’re just utilizing that capabilities.

So, to answer your question, we see that our modeling capabilities and tracking is reducing within the time. And as we move forward, we’re actually becoming better and better in the ability to feel comfortable much earlier. I will say that AI should not be mistaken by predicting the future. We do not know what the economy is going to look like, and there will be credit cycles in all sides. But the ability to have the understanding of how different portfolios and borrowers will interact with that, that’s really what the AI is providing.

Moshe Orenbuch:

There are other players, as you mentioned there are individual lenders who make the AI part of their underwriting. There are others who are providing this as a service. How do you differentiate Pagaya from those, from some of those other players when you think about your strengths?

Gal Krubiner:

When we think about the lending-based AI lenders, that’s a completely different business because we are a service provider. We don’t have any marketing, we don’t have any servicing. We’re actually not involved in any customer interaction whatsoever. And that differentiator is allowing us to double down and to triple invest in the risk assessment and the other, I think, capabilities. And when our materials will be out, you will see that most of the expenses are actually going on building that infrastructure, which is an IP that is actually capturing and keeping, rather than building websites et cetera. That’s for that discussion. For the people who are providing a Software-as-a-Service, et cetera, there is a very big difference between being in the cycle and learning how to own the risk on behalf of investors but still to own the risk versus a theory of, “Hey, this is something that could potentially help you.”

And what we saw within time is that the ability to understand all the nuance and to understand exactly what is the applicability of the productization of these things is becoming a very, very important piece. I think the pace of growth is speaking by itself. To build in six years a company that could lead... That could grow to these numbers, is mainly because we took, one would say the hard route, but the interesting route of figuring out that inside out and not just becoming an advisor on the side.

Moshe Orenbuch:

Gotcha. And probably should have mentioned this at the outset, but Pagaya in the process of going public through a SPAC transaction. Could you talk a little bit about what led you to the decision to go public, to do it through a SPAC and anything you can share with us. You mentioned when the material comes out, the amount of information is somewhat limited that’s out and maybe you talk a little bit about that part of the process as well.

Gal Krubiner:

Yeah, so we announced the public transaction late last year, and we announced an increased PIPE in January with Whale Rock, Tiger, GIC, HOOPP and very well-known, long term investors. The main motivation to go public was to be able be in the set of standards that big organizations like banks and others will consider as their peer. So part of the institutionalization of Pagaya was to go public and to be able to be as transparent as possible and as regulated as needed, in order to make our partners feel more and more comfortable to work with us. So the motivation was growth. To that, when we were on the verge of going public through an IPO, we met EJFA and specifically Manny Friedman and Kevin Stein, and their knowledge of the banking system and their ability to help facilitate the conversations with the top tier banks and with the right C-suite level, became a very appealing value proposition for us.

So, everything we do in Pagaya, the decision to go public and specifically through SPAC with EJFA was built on the understanding that that’s going to be a major driver for the growth. After that, we brought in Leslie Gillin, who was the Chief Marketing Officer of JP Morgan. Leslie, brought Visa. So the flywheel of understanding what does it take to understand what is a bank product to be able to sell to banks, is in the verge of happening right now, and the outcomes of that, as you said, is an Ally announcement, that we just announced a few weeks ago. So that was the motivation, it’s actually working, knock on wood, and we are in discussions with many different banks to continue that process.

Moshe Orenbuch:

Gotcha. And for this group, any update on the timing?

Gal Krubiner:

So yeah, SEC is something we cannot control, but we hope somewhere in April or May, to be able to be effective.

Moshe Orenbuch:

Ok. So maybe to take a step back, a lot of the things that you’ve done, very tactically attacking each of these markets, but as you think about this as something over the next five years, how would you describe to the group what you would consider to be successful? If you were looking back, you mentioned if you look back 10 years you might not have known that this was coming, but if you were looking forward five years, talk about what you think Pagaya is going to look like.

Gal Krubiner:

Trying to think about the next five years. Next five years, I think that to be able to become a multi-product, multi-market company that has very strong capability to provide, I would say, a very meaningful amount of credit in various products to the biggest and most prestigious partners in the US. That’s going to be our goal. That’s what we are aiming for. I think that the more interesting part is what we learn on the way and the ability to reposition the products and the solutions to the things that are coming. As I said before, I think we’re in a secular shift mode right now, specifically with banks.

I think we are well positioned to be able to capture a lot of that opportunity and a lot of that shift. And when you are becoming a trusted... And I heard David Solomon, speaking a lot today and use the words, “We are well positioned,” so many times. And I think the same applies for Pagaya, because eventually in that secular shift, there will be only a few companies that will be the trusted advisor, if you will…the trusted partners of that important group of clients.

And if you are doing it well, let’s hope we will, you have a very unique opportunity to create value and to take value in ways that are not that trivial to happen when these changes are not happening. So to be well positioned and to take well... Take good advantage of the opportunity to provide value for their partners.

Moshe Orenbuch:

Before we wrap up, I was hoping you could go back to one of the things we talked about earlier, which was extending the business to non-lending types of outcomes. And I was sitting with a credit card company this morning, and they were talking about how they’re using new technologies to drive their servicing business. Maybe, could you expand a little bit on, what types of things you could do for some of the players who are out there in that rhetoric?

Gal Krubiner:

Yeah, so servicing is a great example, and I will use that to demonstrate. Servicing, very basic, servicing is when a customer has an issue, he calls you or when he’s not paying, you are calling him. That’s the definition of servicing, and at some point he is not picking up or he is not answering, you are pushing that to collection. The more sophisticated service providers implemented some kind of technology capabilities to be able to engage differently with the customers. For example, if I know that you are a borrower that has issues because I saw that last month you paid in two parts, I’m going to remind you that the payment is coming tomorrow. So, you will prioritize that payment versus someone else.

When I’m speaking with the customer over the phone and I use that script versus that script, that’s creating an emotional feeling for him to comply more with payment or not and maybe explaining what the downside can be or not. All these changes and the things that I just described are creating a data footprint. It worked, it didn’t work it increased the conversion of payments or not. That data, is actually available in the world in massive amounts. The one thing that has not been tripped yet is how we’re taking all this data and we’re providing many more options, and we’re not saying, “Okay, we’ll be a person, and we’ll sit and we make a decision, if not we need to call him before” or we’ll just put in a very strong rule of, “I will send him a text day before.”

But I will give optionality for an AI model to say, “Now it’s a text, now it’s a phone call, now it’s neither nor.” Because for example, if you send five texts, one after the other, the efficiency of that is reducing within time, we all know it, right? So, taking all this data and to create models that knows to suggest and to say, “Now you should call or not.” That is a very strong value proposition that not many companies are set up to do. So that would be one example.

And I think all the logic behind how to interact with consumers, now that we think about where the Chase application or Bank of America, doesn’t matter…where the bank applications were four years ago and where they are today. So the interfaces are actually becoming quite well.

To operate a very strong logic behind to know when to offer someone a credit card or a loan or an auto loan or whatever, based on different types of signals, is going to be the name of the game for the next five years.

Moshe Orenbuch:

Got it, we have a couple of minutes left. Is there any kind of last thoughts you want to leave the audience with? Anything that I didn’t ask you that I should have and just turn it back to you if you’ve got any kind of closing thoughts.

Gal Krubiner:s

I think you did a very good job on the questions, so not a lot to add. Yeah, I think Pagaya is a different company, and people should less think in narratives of like what they saw in other places and trying to go to the deep of what is there because that’s going to be a category soon. It’s the B2B2C type of model of utilizing strong AI capabilities is going to be a theme. So I think that is a value of that learning for the future. And the second part is that it’ just exciting, I’m thankful for the opportunity.

Moshe Orenbuch:

We look forward to the disclosures and learning more about Pagaya. Thank you, thank you, Gal.

Gal Krubiner:

Thank you.

Moshe Orenbuch:

Very good.

Gal Krubiner:

Thanks.

About Pagaya

Pagaya is a financial technology company working to reshape the lending marketplace through machine learning, big data analytics, and sophisticated AI-driven technology. Pagaya was built to provide a comprehensive solution to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API seamlessly integrates into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to credit.

For more information on Pagaya’s technology, services, and careers, please visit www.Pagaya.com.

About EJF Acquisition Corp.

EJF Acquisition Corp. is a blank check company sponsored by EJF Capital LLC and affiliates formed for the purpose of partnering with a high-quality financial services business. EJFA’s management team and Board of Directors are composed of veteran financial service industry executives and founders, including Manny Friedman, Chairman, Neal Wilson, Vice Chairman, Kevin Stein, Chief Executive Officer, and Thomas Mayrhofer, Chief Financial Officer.

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

 Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this communication has been taken from or prepared based on Pagaya’s historical financial statements. Pagaya’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with U.S. Generally Accepted Accounting Principles. Pagaya’s historical financial statements have not been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. Pagaya cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of Pagaya’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of Pagaya’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for, off balance sheet items, timing of revenue recognition and asset classification.